
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Delee Corp.

Legal status of issuer

   Form

   C-Corporation

   Jurisdiction of Incorporation/Organization

   Delaware

   Date of organization

   November 14, 2016

Physical address of issuer

1211 San Dario Avenue, Laredo, TX 78040

Website of issuer

https://www.delee.co/

Name of intermediary through which the offering will be conducted

OpenDeal Portal LLC dba "Republic"

CIK number of intermediary

0001751525

SEC file number of intermediary

007-00167

CRD number, if applicable, of intermediary

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize

Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will also receive compensation in the form of securities equal to 2% of the total number of securities sold in the offering.

Type of security offered

Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered

75,000

Price (or method for determining price)

$1.00

Target offering amount

$75,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

March 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

The Company currently has fifteen employees.

	Most recent fiscal year-end 2018	Prior fiscal year-end 2017
Total Assets	$644,162	$814,285
Cash & Cash Equivalents	$160,873	$646,306
Accounts Receivable	$163,877	$649,285
Short-term Debt	$(1,333)	$1,333
Long-term Debt	$750	$2,057
Revenues/Sales	$0	$0
Cost of Goods Sold	$114,149.57	$309,441
Taxes Paid	$1,200	$0
Net Income	$(168,816)	$(382,462)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, Northern Mariana Islands, and Mexico

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Liza Paola Velarde Calvillo
(Signature)

Liza Paola Velarde Calvillo
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Liza Paola Velarde Calvillo
(Signature)

Liza Paola Velarde Calvillo
(Name)

Chief Executive Officer and Director
(Title)

12/9/2019
(Date)

/s/ Alejandro Abarca Blanco
(Signature)

Alejandro Abarca Blanco
(Name)

Chief Technology Officer and Director
(Title)

12/9/2019
(Date)

/s/ Juan Felipe Yee de León
(Signature)

Juan Felipe Yee de León
_____
(Name)

Chief Operating Officer and Director
_____
(Title)

12/9/2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

        Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

December 9, 2019

Delee Corp.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Delee Corp. ("**Delee**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The minimum target offering is $75,000 (the "**Target Amount**"). The Company intends to raise at least the Target Amount and up to $1,070,000 under Regulation CF from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted under Regulation CF on a best-efforts basis and the Company must raise an amount equal to or greater than the Target Amount by March 31, 2020 (the "**Offering Deadline**"). Unless the Company raises at least the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary's, OpenDeal Portal LLC dba Republic (the "**Intermediary**"), portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any of the Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any document(s) or literature related to this Offering.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.delee.co/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/delee

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate this Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Delee Corp. is a Delaware corporation incorporated on November 14, 2016.

The Company is located at 1211 San Dario Avenue, Laredo, TX 78040

The Company's website is https://www.delee.co/.

The Company conducts business in California, New York, Texas and Mexico.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/delee and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum Amount of Units of Crowd SAFE being Offered	$75,000
Total Units of Crowd SAFEs Outstanding after Offering (if minimum amount reached)	75,000*
Maximum Amount of Units of Crowd SAFE being Offered	$1,070,000
Total Units of Crowd SAFEs Outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase Price Per Security	$1.00
Minimum Investment Amount Per Investor	$50

Offering Deadline	March 31, 2020
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

*The total number of Units of Crowd SAFE outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ Subject to adjustment in the Company's sole discretion.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6% of the amount raised in the offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$50.00	$3.00	$47.00
Aggregate Target Offering Amount	$75,000.00	$4,500.00	$70,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the 6% fee shown here, the Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 9,780,583 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any security convertible into shares of our capital stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Liza Paola Velarde Calvillo, our co-founder and Chief Executive Officer, Alejandro Abarca Blanco, our co-founder and Chief Technology Officer and Juan Felipe Yee de León, our co-founder and Chief Operating Officer. The Company has or intends to enter into employment agreements with Ms. Velarde Calvillo, Mr. Abarca Blanco and Mr. Yee de León, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ms. Velarde Calvillo, Mr. Abarca Blanco, Mr. Yee de León, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company that anticipates significant sales in the U.S., this healthcare reform legislation could have a material impact on us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that alter what costs consumers need to pay out of pocket for healthcare, or what consumers or other participants in the healthcare industry may be financially incentivized for, could adversely affect our business and results of operations.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), the European Union's General Data Protection Regulation (GDPR) and the State of California's Consumer Privacy Act (CCPA) regulate the confidentiality and security of sensitive personal information about our customers and employees (PII) in the countries where we operate, and the circumstances under which such information may be collected, used, retained, processed and transferred of personally identifiable information. Much of the personal data that we process, especially health and financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

More generally, regulatory scrutiny of privacy, data protection, collection, use and sharing of data is growing globally. There is uncertainty associated with the legal and regulatory environment around privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing. Privacy and data protection laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance or require us to change our business practices in a manner adverse to our business, and violations of privacy and data protection-related laws can result in significant penalties and damage to our brand and business. In addition, compliance with inconsistent privacy laws may restrict our ability to provide products and services to our customers. A determination that there have been violations of privacy or data protection laws could expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

In addition to posting on our websites and in our products our privacy policies and practices regarding the collection, use and disclosure of user data, we plan to actively promote our commitment to and leadership in data governance standards and technology that protects our member's data privacy. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable regulatory requirements or orders, or privacy, data protection, information security or consumer protection-related privacy laws and regulations in one or more jurisdictions could result in proceedings or actions against us by governmental entities or others, including class action privacy litigation in certain jurisdictions, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. Further, if our members or customers were to reduce their use of our products and services as a result of these concerns, our business could be materially harmed. As noted above, we are also subject to the possibility of security and privacy breaches, which themselves may result in a violation of these privacy laws.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Compliance with the Anti-Kickback Statute and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including the U.S. Food and Drug Administration, Office of Inspector General, Department of Justice ("DOJ") and Federal Trade Commission. The DOJ and the U.S. Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act, particularly as it relates to the conduct of pharmaceutical companies. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Regarding the Anti-Kickback Statute in particular, any assertion that our business activities constitute knowingly and willfully offering or paying any remuneration to induce the referral of an individual to another person or entity for the furnishing of any item or service, or to induce the purchasing or ordering of such item or service, payable in whole or in part by Medicare or Medicaid, could require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Risks Related to the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stock holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit E.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Crowd SAFE agreement. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any preferred stock holders, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Legal Matters

Any prospective Investor should consult with their own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

BUSINESS

Description of the Business

Delee is a medical device and instrumentation company that provides top-edge technologies and consumables to increase productivity for doctors and researchers. Our flagship product is Cytocatch, which is an automated device carefully designed for early cancer detection and the personalization of patient treatments. Our other product, ZenFluidics, is the most advanced fluidic automation systems, which has applications in several industries such as microfluidics, life science, biotech and chemistry. Powered by decades of expertise and research from a multidisciplinary team, Delee specializes in the design, construction, and manufacture of high-precision devices for the scientific and medical community.

Business Plan

Our company was born from to fill the need for a companion test for the correct application and management of cancer treatments. We aim to create innovative, technological solutions that positively impact the quality of life of people suffering life threatening illnesses with the aid of scientific and medical research. Our goal is for people to hear the name Delee and think of trust, quality and amazement.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cytocatch	First-ever automated device that possesses the required sensitivity and specificity to successfully isolate and analyze circulating tumor cells from a simple blood extraction, facilitating the early detection of cancer and enabling the	Business to business market; Hospitals, cancer clinics, laboratories, cancer research centers, pharmaceutical companies, and universities.

	personalization and optimization of each patient's treatment.	
ZenFluidics	Zen Fluidics develops the most advanced microfluidic automation systems for applications in several industries such as life science, biotech, chemistry, among others. We have the knowledge and expertise to help you to transform your fluidic needs into reality	Business to business market; microfluidics research centers, companies, and universities.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The ability to isolate circulating tumor cells ("CTC") is relatively new, however, we have several competitors that sell devices and/or services related to the isolation of these cells. Many of the technologies developed to isolate CTCs from blood are based on sample enrichment methods that depend on specific antigen-antibody interactions, which are inefficient for this purpose. Some technologies based on this principle are the CellSearch System, Target Selector, the Liquid Biopsy platform, MagSweeper, the NanoVelcro chip, and the CTC chip and HB chip. These products are non-scalable, prolong sample processing times, and are not automated. We believe most of these technologies have substantial limitations that impede their transition from research tools to solutions that are employed in the average clinical practice. What gives us an edge over other technologies is that we have developed a device that integrates a fully automated sample processing unit and a machine-vision-enabled imaging system for the efficient isolation and rapid analysis of CTCs from blood. Cytocatch allows for the automation of sample processing, immunostaining, analysis, and classification of fluorescent events for the identification of cancer cells.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors should independently research the Company's industry to learn about its prospects and competition.

Customer Base

We sell our products in the business-to-business market. Our products reach a specialized target audience of universities (appx. 60%), as well as research cancer centers, which includes hospitals (appx. 40%).

Supply Chain

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT/US2018/015519	Dielectrophoresis Separation Object Sorting	Provisional Patent	January 26, 2017	Pending	US
88714515	Delee	Service Mark	December 3, 2019	Pending	US
88715175	Cytocatch	Service Mark	December 4, 2019	Pending	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

We plan to use the proceeds from this Offering to market our products, perform research, development and clinical trials, and expand our team.

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting the Offering expenses will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$4,500	6.00%	$64,200
Product Development	25%	$18,750	25%	$267,500
Working Capital	10%	$7,500	10%	$107,000
Clinical Trials	28%	$21,000	29%	$310,300
Sales & Marketing	31%	$23,250	30%	$321,000
Total	**100%**	**$75,000**	**100%**	**$1,070,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Generally, we intend to use the proceeds from this Offering in the following ways:

Product Development:

If the minimum amount is raised, we will use 25% of the proceeds from this Offering to construct, roadmap and develop a minimum viable product using low-scale manufacturing techniques. If the maximum amount is raised, we will use 25% of the proceeds from this Offering to construct, roadmap and develop a minimum viable product using high-scale manufacturing techniques.

Working Capital:

If the minimum amount is raised, we will use 10% of the proceeds from this Offering to pay key employees. If the maximum amount is raised, we will use 10% of the proceeds from this Offering to hire more people, accelerate product development and conduct the trials needed in order to pursue the U.S. Food and Drug Administration ("**FDA**") certification.

Clinical Trials:

If the minimum amount is raised, we will use 28% of the proceeds from this Offering to develop a clinical protocol and produce all required documentation for the submission of our product to hospital review boards for approvals. If the maximum amount is raised, we will use 29% of the proceeds from this Offering to develop a clinical protocol and enroll patients in order to pursue FDA clinical certification.

<u>Sales & Marketing:</u>

If the minimum amount is raised, we will use 31% of the proceeds from this Offering to run a small campaign with Google Adwords for ZenFluidics. If the maximum amount is raised, we will use 30% of the proceeds from this Offering to hire sales personnel, run campaigns with Google Adwords, and participate in events attended by our customers.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Liza Paola Velarde Calvillo	Co-founder, Director and Chief Executive Officer	2016-2019: Co-founder, Director and Chief Executive Officer of Delee	BA in Administration, with a minor in International Business from Monterrey Institute of Technology and Higher Education (ITESM). Also received training in business and entrepreneurship from prestigious universities/institutions as UC Berkeley, Babson College, INSEAD and Accelerator Y Combinator.
Alejandro Abarca Blanco	Co-founder, Director and Chief Technology Officer	2017-2019: Co-founder, Director and Chief Technology Officer of Delee 2016: Co-founder, Director and Chief Executive Officer of Delee	BS in Physics, with a minor on MEMs (Micro-Electro-Mechanical Systems) and Micro-manufacture from Monterrey Institute of Technology and Higher Education (ITESM). Specialization in Technology Implementation from Singularity University. Graduate of the Accelerator Y Combinator.
Juan Felipe Yee de Leon	Co-founder, Director and Chief Operating Officer	2016-2019: Co-founder, Director and Chief Operating Officer of Delee	BS in Biomedical Engineering and an MS in Electronic Engineering from Monterrey Institute of Technology and Higher Education.

			Graduate of the Accelerator Y Combinator. Participated in Biosensors Group and a Microfluidic professional course at Monterrey Institute of Technology and Higher Education and University of Toronto, respectively.
Joost Leeflang	Director	2019: Director of Delee 2018-2019: Chief Executive Officer of Marqt 2016-2017: Senior Vice President, Global Head of Commerce of Philips Health systems, Imaging systems	MS in Business Economics, with a specialization in Marketing, Consumer Behavior and International Management from University of Groningen. Graduate of Executive Program Strategy and Organization from Stanford.

Indemnification

Indemnification is authorized by the Company to officers and directors and their agents acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has fifteen employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Common Stock
Amount Outstanding	9,780,583 shares
Par Value per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	(1)
How this security may limit, dilute or qualify the Securities	(1)
Percentage ownership of the Company by the holders of such Security	Approximately 97.8%

(1) On December 29, 2016, the Company entered into a common stock purchase agreement with an investor, whereby the investor purchased 580,583 shares of the Company's common stock for an aggregate purchase price of $5.81. Under the agreement, the Company agreed that, generally, with respect to a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells securities (including equity securities, safes, convertible promissory notes and other convertible securities), the investor has a "Pro Rata Right," which is a right to maintain stockholder's ownership percentage of the Company's outstanding capitalization.

The investor's pro rata share will be calculated based on the ratio of (i) the aggregate number of shares of capital stock (on an as-converted and as-exercised basis) of the Company owned by the investor and certain affiliates of the investor at the time of the transaction(s) to (ii) the Fully-Diluted Outstanding Stock (as defined below), calculated as of immediately prior to the consummation of the transaction(s). Generally, "Fully-Diluted Outstanding Stock" means the sum of: (x) the total number of shares of common stock of the Company then outstanding and duly issued; (y) the total number of shares of common stock of the Company into which all then outstanding shares of preferred stock of the Company are convertible; and (z) the number of shares of common stock of the Company reserved for exercise of any outstanding stock options and warrants.

Prior to this offering the investor has a 5.81% ownership in the Company. Upon consummation of this offering, the investor will have the option to purchase as many of the Securities as necessary to maintain their 5.81% ownership percentage of the Company.

This description of the agreement is a summary only.

Type of Security	SAFE
Amount Outstanding/Face Value	$100,000
Issue Date	January 11, 2017
Voting Rights	None
Anti-Dilution Rights	Generally, with respect to a transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells securities at an implied post-money valuation (assuming the contemplated issuance of such equity securities (including in respect of the amount thereof) has been consummated) of not less than $100 million, the stockholder has a "Pro Rata Right," which is a right to maintain stockholder's ownership percentage of the Company's outstanding capitalization.
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of Preferred Stock at a fixed pre-money valuation with an aggregate sales price of not less than $250,000 (excluding this SAFE and convertible securities issued before this SAFE), equaling the quotient of (i) $100,000 divided by (ii) the price per share equal to $10,000,000 divided by all shares of capital stock (on an as-converted basis) issued and outstanding (including this SAFE) and assuming the conversion of certain convertible securities issued prior to this SAFE.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 1% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the preferred stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) this SAFE represents 100,000 shares of common stock; (iv) all fractional shares will be rounded up to the nearest whole share; and (v) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$25,000
Issue Date	March 28, 2017
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation, equaling either: (1) a number of shares of Standard Preferred Stock (as defined in the SAFE) equal to $25,000 divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to $7,000,000; or (2) (i) a number of shares of SAFE Preferred Stock (as defined in the SAFE) equal to $25,000 divided by (ii) $7,000,000 divided by the sum, as of immediately prior to such financing, of (y) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, excluding all SAFES and convertible promissory notes; and (z) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with such financing, if the pre-money valuation is greater than $7,000,000.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 0.25% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the pre-money valuation is less than or equal to $7,000,000; (iii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iv) the price per share of the Standard Preferred Stock is $1.00; (v) all fractional shares will be rounded up to the nearest whole share; and (vi) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$50,000
Date Issued	March 31, 2017
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation, equaling either: (1) a number of shares of Standard Preferred Stock (as defined in the SAFE) equal to $50,000 divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to $7,000,000; or (2) (i) a number of shares of SAFE Preferred Stock (as defined in the SAFE) equal to $50,000 divided by (ii) $7,000,000 divided by the sum, as of immediately prior to such financing, of (y) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, excluding all SAFES and convertible promissory notes; and (z) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with such financing, if the pre-money valuation is greater than $7,000,000.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 0.5% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the pre-money valuation is less than or equal to $7,000,000; (iii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iv) the price per share of the Standard Preferred Stock is $1.00; (v) all fractional shares will be rounded up to the nearest whole share; and (vi) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$500,000
Date Issued	April 7, 2017
Voting Rights	None
Anti-Dilution Rights	Yes
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation, equaling either: (1) a number of shares of Standard Preferred Stock (as defined in the SAFE) equal to $500,000 divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to $5,000,000; or (2) (i) a number of shares of SAFE Preferred Stock (as defined in the SAFE) equal to $500,000 divided by (ii) $5,000,000 divided by the sum, as of immediately prior to such financing, of (y) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, excluding all SAFES and convertible promissory notes; and (z) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with such financing, if the pre-money valuation is greater than $5,000,000.
How this security may limit, dilute or qualify the Securities	(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 4.8% (2)

(1) On April 7, 2019, the Company entered into an agreement with an investor in connection with the purchase of a SAFE for an aggregate of $500,000. Pursuant to the agreement, the investor was granted a "Pro Rata Right," which is a right to a pro rata share of Standard Preferred Stock (as defined in the SAFE) sold in an Equity Financing (as defined in the SAFE). The Pro Rata Right terminates upon the closing of the Equity Financing and is calculated based on the ratio of (i) the number of shares of capital stock of the Company owned by such investor immediately after (A) the conversion of such SAFE, (B) the conversion of all other SAFEs, (C) the conversion of all other convertible securities of the Company and (D) the reservation of all shares of common stock available for future grant under any equity incentive or similar plan of the Company, including any equity incentive or similar plan created or increased in connection with the Equity Financing, but prior to the issuance of the Standard Preferred Stock, to (ii) the total number of shares of outstanding capital stock of the Company on a fully diluted basis (including, for the avoidance of doubt, shares issued upon conversion as described in (A)-(D) above in this definition), calculated as of immediately prior to the issuance of the Standard Preferred Stock to the purchasers of the Standard Preferred Stock.

The agreement also provides the investor with certain other rights, including the right to appoint two observers to attend all meetings of the board of directors, if the investor is not represented on the board, and nominate a director the board of directors after the company's first Equity Financing.

This description of the agreement is a summary only, is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement.

(2) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the pre-money valuation is less than or equal to $5,000,000; (iii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iv) the price per share of the Standard Preferred Stock is $1.00; (v) all fractional shares will be rounded up to the nearest whole share; and (vi) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	SAFE
Amount Outstanding/Face Value	$500,000
Date Issued	October 17, 2017
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	Automatic conversion upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation, equaling either: (1) a number of shares of Standard Preferred Stock (as defined in the SAFE) equal to $500,000 divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to $5,000,000; or (2) (i) a number of shares of SAFE Preferred Stock (as defined in the SAFE) equal to $500,000 divided by (ii) $5,000,000 divided by the sum, as of immediately prior to such financing, of (y) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, excluding all SAFES and convertible promissory notes; and (z) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with such financing, if the pre-money valuation is greater than $5,000,000.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 4.8% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this SAFE is triggered pursuant to a financing prior to this Offering; (ii) the pre-money valuation is less than or equal to $5,000,000; (iii) the Standard Preferred Stock issued in such financing converts into common stock on a 1-to-1 basis; (iv) the price per share of the Standard Preferred Stock is $1.00; (v) all fractional shares will be rounded up to the nearest whole share; and (vi) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	Convertible Security
Amount Outstanding/Face Value	$19,994.19
Date Issued	December 29, 2016
Voting Rights	Not applicable
Anti-Dilution Rights	None
Other Material Terms	Upon receipt by the Company of proper instructions for the cancellation of this security from the holder, the holder will receive from the Company up to the number of fully paid and nonassessable the class and series of preferred stock issued to investors in an equity financing, conducted with the principal purpose of raising capital, pursuant to which the Company sells shares of its preferred stock that, when combined with shares of preferred stock sold in previous equity financings, total an aggregate sales price of not less than $5,000,000 (including all convertible securities but excluding this security) (a "**Qualified Equity Financing**"), equal to the quotient obtained by dividing (a) $19,994.19 by (b) the price per share of the equity securities sold to investors in a Qualified Equity Financing.
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 0.2% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this SAFE prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) the conversion feature of this convertible security is triggered pursuant to a financing prior to this Offering; (ii) the preferred stock issued in such financing converts into common stock on a 1-to-1 basis; (iii) the price per share of the equity securities sold to investors in a Qualified Equity Financing (as defined above) is $1.00; (iv) all fractional shares will be rounded up to the nearest whole share; and (v) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the SAFE holder.

Type of Security	Option
Shares Subject to Option	100,000
Exercise Price Per Share	$0.00001
Date Issued	December 03, 2019
Voting Rights	Not applicable
Anti-Dilution Rights	None
Vesting Terns	1/4th of the shares shall vest on January 21, 2020 and an additional 1/48th of the shares shall vest on the corresponding day of each month thereafter (and if there is no corresponding day, the last day of the month), until all shares are vested.
Other Material Terms	Unless otherwise specified by the Company, in its sole discretion, payment of the exercise price shall be by cash or check or, following the initial public offering of the Company's common stock, by cashless exercise pursuant to which the optionee delivers an irrevocable direction to a securities broker (on a form prescribed by the Company and according to a procedure established by the Company).
How this security may limit, dilute or qualify the Securities	Not applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	Approximately 1% (1)

(1) Calculating the percentage ownership of the Company held by the holder of this Option prior to this Offering requires us to make several assumptions. The percentage ownership is calculated based on the following assumptions: (i) this Option is fully vested and properly exercised prior to this Offering; and (ii) the Company has enough authorized capital stock to issue the requisite amount of shares of common stock to the Option holder.

With the exception of the convertible security listed above, the Company has no debt outstanding.

Ownership

A majority of the Company is owned by Liza Paola Velarde Calvillo and Alejandro Abarca Blanco and Juan Felipe Yee de León.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Number and type/class of security held	Percentage ownership
Liza Paola Velarde Calvillo	3,000,000 shares of common stock	30%
Alejandro Abarca Blanco	3,000,000 shares of common stock	30%

Juan Felipe Yee de León	3,000,000 shares of common stock	30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Delee Corp. (the "**Company**") was incorporated on November 14, 2016 under the laws of the State of Delaware, and is headquartered in Laredo, Texas. The Company is a medical device and instrumentation company that provides cutting-edge technologies and consumables to increase productivity for doctors and researchers.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash comes from loans and the issuance of securities.

As of December 1, 2019, the Company had an aggregate of $103,256 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the near future, but plans to install an assembly line during the last quarter of 2020 and the first quarter of 2021.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used
Convertible Security	$19,994.19	1 Convertible Security	Product Development	12/29/2016	Section 4(a)(2)
Common Stock	$5.81	580,583 shares	Product Development	1/11/2017	Section 4(a)(2)
SAFE	$1,175,000	5 SAFEs	Product Development Clinical trials Patent Publications	1/11/2017; 3/28/2017; 3/31/2017; 4/7/2017; & 10/31/2017	Reg D 506(b)

See the section titled "CAPITALIZATION AND OWNERSHIP" for more information regarding the securities issued in our previous offerings of securities.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $75,000 (the "**Target Amount**"), and is offering up to $1,070,000 (the "**Maximum Amount**") worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Amount by March 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to end or extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at the Company's discretion.

In order to purchase the Securities you must make a commitment to purchase by completing a subscription agreement. Investor funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment at any time until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first, using the cancellation mechanism provided by the OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Target Amount is reached prior to the Offering Deadline, on such date (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b)), the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until the 48 hours before the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline. The Company may only conduct another close before the Offering Deadline if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $50, which is subject to adjustment in the Company's sole discretion.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The Offering is being made through the Intermediary. Upon the closing of the Offering, the Securities will be delivered to accepted Investors via email, and made available to Investors on the Intermediary's portal. The Securities will not be delivered to the Investors until the Intermediary has had time to complete a final account of the Offering and the subscription agreement(s).

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The following two fields below set forth the compensation to be paid to the Intermediary in connection with the Offering.

Commission/Fees

6.0% of the amount raised in this Offering.

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd SAFE agreement in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.00001 per share, of which 9,780,583 shares of common stock will be issued and outstanding.

Not Currently Equity Interests

The Securities are not equity interests in the Company and merely provide a right to receive equity at some point in the future, upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company greater than $10,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such Equity Financing except (1) they do not provide for the right to vote on any matters except as required by law, (2) they require holders to vote in accordance with the majority of the new money investors in such future Equity Financing with respect to any such required vote and (3) they do not provide for any inspection or information rights (other than those required by law). The Company has no obligation to convert the Securities in any future financing or at all.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the number of CF Shadow Securities the Investor will receive shall be calculated as follows: (a) if the pre-money valuation of the Company is less than or equal to $10,000,000, the quotient obtained by dividing (x) the amount the

Investor paid for the Securities (the "**Purchase Amount**") by (y) the applicable the lowest price per share of the securities sold in the Equity Financing; or (b) if the pre-money valuation of the Company is greater than $10,000,000, the quotient obtained by dividing the Purchase Amount by the price per share equal to $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (as defined below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $25,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing in the Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the

Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Conversion Rights of Major Investors

Each Major Investor shall have a right to convert, in its sole discretion, any Securities then held by such Major Investor upon the closing of the first Equity Financing into a number of shares of CF Shadow Securities calculated by dividing the aggregate Purchase Amount of the Securities held by such Major Investor by the First Financing Price.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of common stock upon a Dissolution Event and (iii) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares of CF Shadow Securities to the Investors pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the holders of Securities pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events can dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "Pro-Rata Rights of Major Investors," above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "**ESCROW AGENT**") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials



DELEE Corp

(a Delaware Corporation,

parent company only)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Financial Statements

Delee, Corp.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 6, 2019

To: Board of Directors of Delee, Corp.
       Attn: Liza Verlade

Re: 2017 and 2018 Financial Statement
       Review Delee, Corp.

We have reviewed the accompanying financial statements of Delee, Corp. (the "Company"), representing the stand-alone financials of the US parent company only, which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income, equity, and cash flows for the period of January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

DELEE Corp.
Financial Statements
For the Fiscal Years Ended
December 31, 2017 & 2018

Balance Sheet
(Unaudited)

	Jan - Dec 2017	Jan - Dec 2018
ASSETS		
DELEE CORP. (5816)	$ 646,306	$ 160,873
Total Bank Accounts	$ 646,306	$ 160,873
Other Current Assets		
Loan to Shareholder	$ 2,081	$ 2,081
Prepaid Expenses	$ 898	$ 923
Total Other Current Assets	$ 2,979	$ 3,004
Total Current Assets	$ 649,285	$ 163,877
Fixed Assets		
Accumulated Depreciation - Computers		$ (1,294)
Computers & Equipment		$ 11,579
Total Fixed Assets		$ 10,285
Other Assets		
Inter-company Loan	$ 15,000	$ 15,000
Investment in Technologies Delee Mexico	$ 150,000	$ 455,000
Total Other Assets	$ 165,000	$ 470,000
TOTAL ASSETS	$ 814,285	$ 644,162
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	$ 1,333	$ -
Total Accounts Payable	$ 1,333	$ -
Other Current Liabilities		
Accrued Expenses	$ 724	$ 750
Total Other Current Liabilities	$ 724	$ 750
Total Current Liabilities	$ 2,057	$ 750
Total Liabilities	$ 2,057	$ 750
Equity		
Common Stock	$ 98	$ 98
Retained Earnings	$ (402)	$(382,864)
SAFE Notes	$ 1,175,000	$1,175,000
Additional Paid-in Capital	$ 19,994	$ 19,994
Net Income	$ (382,462)	$ (168,816)
Total Equity	$ 812,228	$ 643,412
TOTAL LIABILITIES AND EQUITY	$ 814,285	$ 644,162

The accompanying notes are an integral part of these financial statements.

DELEE Corp.
Financial Statements
For the Fiscal Years Ended
December 31, 2017 & 2018

Income Statement
(Unaudited)

	Jan - Dec 2017	Jan - Dec 2018
Total Income		
Total Cost of Goods Sold	$ 309,441	$ 114,149.57
Gross Profit	$ (309,441)	$ (114,149.57)
Expenses		
General & Administrative	$ 20,138	23,562.56
Marketing & Advertising	$ 1,003	-
Professional Fees	$ 14,716	23,296.71
Rent Expense	$ 15,104	-
Software & Web Services	$ 1,206	2,096.45
Travel & Meals	$ 20,853	3,216.56
Total Expenses	$ 73,020	$ 52,172.28
Net Operating Income	$ (382,462)	$ (166,321.85)
Other Expenses		
Depreciation		$ 1,294
Taxes & Licenses	$ 0	$ 1,200
Total Other Expenses	$ 0	$ 2,494
Net Other Income	$ 0	$ (2,494)
Net Income	$ (382,462)	$ (168, 816)

The accompanying notes are an integral part of these financial statements.

DELEE Corp.
Financial Statements
For the Fiscal Years Ended
December 31, 2017 & 2018

Statements of Stockholder's Equity
(Unaudited)

	Common Stock		Additional Paid-In Capital	SAFE Notes	Retained Earnings	Total Stockholder's Equity
	Shares	Amount				
Balance as of January 1, 2017	9,580,583	$ 96	$ 19,994	$ 0	$ 402	$ 19,688
Issuance of Common Stock	200,000	2	0	0	0	2
Issuance of SAFE Notes	0	0	0	1,175,000	0	1,175,000
Net Income (Loss)	0	0	0	0	(382,462)	(382,462)
Balance as of December 31, 2017	9,780,583	98	19,994	1,175,000	(382,864)	812,228
Net Income (Loss)	0	0	0	0	(168,816)	(168,816)
Balance as of December 31, 2018	9,780,583	$ 98	$ 19,994	$ 1,175,000	$ (551,680)	$ 643,412

Common Stock

The company is authorized to issue 10,000,000 shares of the Company's Common Stock at a purchase price of $0.00001 per share. As of December 31, 2018, 9,780,583 shares of Common Stock are issued and outstanding. Of this amount, 9,000,000, or 90%, is held by the Company's founders, who all remain active in the daily management of the Company.

SAFE NOTES

There has been $1,175,000 SAFE Notes invested as of December 31, 2018.

The accompanying notes are an integral part of these financial statements.

DELEE Corp.
Financial Statements
For the Fiscal Years Ended
December 31, 2017 & 2018

Statements of Cash Flows
(Unaudited)

	2017 Total		2018 Total
OPERATING ACTIVITIES			
Net Income	(382,462)	$	(168,816)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Loan to Shareholder	-2,080.83	-	
Prepaid Expenses	-897.42	$	(27)
Accumulated Depreciation - Computers	-	$	1,294
Accounts Payable (A/P)	1,333.00	$	(1,333)
Accrued Expenses	723.50	$	27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 921.75	$	(39)
Net cash provided by operating activities	-$ 383,783.70	$	(168,855)
INVESTING ACTIVITIES			
Inter-company Loan	-15,000.00	-	
Computers & Equipment	-	$	(11,579)
Investment in Technologies Delee Mexico	-150,000.00	$	(305,000)
Net cash provided by investing activities	-$ 165,000.00	$	(316,579)
FINANCING ACTIVITIES			
Common Stock	2		
SAFE Notes (Additional paid-in capital)	1,175,000		
Seed Funding	0		
Net cash provided by financing activities	$ 1,175,002		
Net cash increase for period	$ 626,618	$	(485,434)
Cash at beginning of period	20,000.00	$	646,306
Cash at end of period	$ 646,306.30	$	160,873
Adjusted for Cash Burn	$ 626,306	$	485,433

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

DELEE, Corp. ("DELEE" or the "Company") was incorporated as a Delaware C Corporation on November 14, 2016. The Company's headquarters are in Laredo, Texas. Also, the Company owns an international subsidiary in México, located in Monterrey, Nuevo León.

DELEE is a medical devices company that created a blood testing device that isolates and analyzes circulating tumor cells to aid in the diagnosis of cancer at early stages and to monitor the effectiveness of the therapies administered.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, regulatory approvals from healthcare agencies as The *FDA* (Food and Drug Administration) and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of capitalized hardware and software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreement for Future Equity (SAFEs) notes. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

NOTE 3 – CASH

Cash is held entirely in Operating, Deposit, or Sweep accounts at major financial institutions with the primary deposit account earning a return at a ~.04% Gross 1-Day Fund Yield (Annualized). Although the financial institutions are highly credited, deposits are held that exceed federally insured limits. Kruze's treasury management policy (http://www.kruzeconsulting.com/blog/post/Kruze-Consultings-Advice-on-Startup-Cash-Management-Policies) is to place money in only the safest of instruments such as low interest bearing savings and sweep accounts at highly credited institutions such as SVB, Wells Fargo, and Square1. However, management is free to invest and place their money at their own will.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts Receivable are reported gross of an allowance as the amount of bad debt over the history of the company is insignificant to the financial statements. Additionally, the nature and type of customers does not indicate that this trend will change in the near future.

NOTE 5 – ASSETS

Current Assets

   Current Assets consist of Prepaid Expenses including but not limited to Marketing, Advertising and Technology Subscription expenses.

Fixed Assets

   Fixed Assets consist primarily of computers, office furniture and equipment and trade show displays. Computers have a useful life of 5 years and are depreciated over the useful life using the MACRS Double Declining Balance to Straight Line method, half year convention. Furniture have a useful life of 7 years and are depreciated over the useful life using the MACRS Double Declining Balance to Straight Line method. Leasehold Improvements have a useful life of 15 years and are depreciated over the useful life using the MACRS Straight Line method. The fixed asset balance is reported net of any accumulated depreciation.

Software & Intangibles

   Software & Intangibles consist of the capitalized costs of product development for software assets. Capitalized costs include Salaries, Benefits and Payroll Taxes for the product development team and are capitalized in accordance with GAAP.   Software assets have a useful life of 15 years, which is evaluated at least annually, and are amortized over the useful life using the MACRS Straight Line method. The Software & Intangibles balance is reported net of any accumulated amortization.

   Other Assets

   Other Assets consists of rental deposits, which are expected to be refunded in full at the end of the lease.

NOTE 6 – LIABILITIES

Accrued Liabilities

   Accrued Liabilities consists of salaries and sales commission for the current period, to be paid in a subsequent period. Sales Commission is expensed upon completion of a sale and paid upon receipt of cash. Accrued Liabilities are reported as current however, due to some customer contracts containing billing scheduled more than 1 year from the start date, a portion of accrued sales commission is long term in nature.

Deferred Revenue

Deferred Revenue consists of amounts billed or collected in excess of revenue recognized. Deferred revenue is reported as current however, due to some customer contracts of more than 1 year containing up-front billing, a portion of deferred revenue is long term in nature.

Other Liabilities

Other Liabilities consist of tax liabilities due to the city of San Francisco, payable on a quarterly basis and accrued monthly at a rate of 1.125% of San Francisco apportioned Gross Wages.

NOTE 7 – STOCKHOLDERS' EQUITY

Stockholders' Equity

The Company's ownership structure consists of Common Stock held by the founders, one investor, and members of the Board of Directors and Advisory Board, and Employee Stock Options. Please refer to most recent Cap Table for full details. There are also SAFE's signed that will convert into Preferred Stock in the next priced round or liquidity event.

Revenue

Revenue is estimated to come from the sales of the line of ZenFluidics (www.zenfluidics.com) and CytoCatch ™ System and consumables (www.delee.co)

Cost of Revenue / Cost of Goods Sold

Cost of Revenue consists of the wages of our Customer Development team as well as tools, technology, supplies and other costs that support the products being sold.

Expenses

Expenses are reported in compliance with GAAP, on accrual basis, total in descending order, and EBITDA format. Master Accounts and Subaccounts are reviewed monthly for necessary modifications.

Stock Based Compensation Expense

The company recognizes stock-based compensation costs for options expected to vest, on a straight-line basis over the requisite service period of the award, 4 years, which is generally the vesting term. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. Share based compensation expense is recorded in operating expenses in alignment with where the respective individual's compensation is recorded.

Other Income/(Expense)

Other income (expense), net consists primarily of interest income on our cash balance, interest expense, credit card rewards, and other gains and losses that have occurred when disposing of assets.

Depreciation & Amortization

Depreciation and Amortization consists of amortization of the Intangible Assets as well as depreciation of Fixed Assets.

Taxes & Licenses

The Company accounts for income taxes under the asset & liability method, which requires the recognition of deferred tax assets & liabilities for the expected future tax consequences of events that have been included in the financial statements. For the period ending December 31, 2016, no income tax liability is expected to be incurred. DE Franchise tax liabilities were $4000 due to Delaware paid on 2/28/2017, $800 to California FTB paid on 4/15/2017 and, $25 to California SOS paid on 4/15/2017. For the period ending December 31, 2018 Federal Corporate Income Tax- Form 1120 was for $950, International Information Return for $1,000, California FTB for $500 due on 10/15/2019, DE Franchise tax liabilities were $4000 due to Delaware payable by 3/1/2019 and, $25 to California SOS paid on 4/15/2019. Employer Payroll Taxes are reported as part of Operating Expenses.

Statement of Cash Flows

Cash flows are reported using the indirect method which reports operating activities based on the change in assets and liabilities.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in November 2016 and incurred a loss for the period from Inception through the present day. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – INVESTMENTS

Y Combinator Convertible Security

On December 29th, 2016, the Company signed a Common Stock Purchase Agreement with Y Combinator Investments, LLC Series W17 (the "Stockholder"), where the Company agred to sell to Stockholder and Stockholder agrees to purchase from the Company 580,583 shares of the Company's Common Stock (the "Shares") at a price of $0.00001 per share (the "Purchase Price"), for an aggregate purchase price of $5.81. Stockholder will deliver the aggregate Purchase Price set forth above to the Company by wire transfer, and the Company will issue the Shares to Stockholder.

Simple Agreement for Future Equity (SAFE)s Securities

In 2017, the Company issued 5 Securities through Simple Agreement for Future Equity or SAFE, where if there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. And if there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

The SAFE Securities were issued to YCVC Fund I, L.P., in exchange of the payment of $100,000 at a Valuation Cap of $10,000,000. The Fillmore Trust in exchange of the payment of $25,000 at a Valuation Cap of $7,000,000. EB Pharm LLC in exchange of the payment of $50,000 at a Valuation Cap of $7,000,000. And finally, 2 Securities issued to Yleana Venture Partners LP in exchange of 2 payments of $500,000 at a Valuation Cap of $5,000,000. In addition to the final investment of $1,000,000, the Company granted to the Fund of Yleana Venture Partners LP one board seat (one designee of Investor) to be appointed to the Board at a meeting of the Board or nominated or re-nominated for election at any meeting of the Company's stockholders where directors of the Company are up for election or re-election, as the case may be.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") SAFEs up to $1,070,000. The Company is attempting to raise a minimum amount of $75,000 in this offering and up to $1,070,000 maximum. During the next twelve months, the Company intends to grow its operations with funding from a Regulation CF crowdfunding campaign and funds from revenue producing activities, if and when such can be realized.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through October 28, 2019 the date the were financial statementsavailable to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.





Company Name	Delee
Logo	
Headline	A blood testing device for early diagnosis of cancer and treatment monitoring
Cover photo	



Hero Image



Tags   Female Founders, Science, Tech, Health, Y Combinator

Pitch text

Summary

- A blood testing device that isolates and analyzes circulating tumor cells
- Aids to early diagnose cancer and to monitor the therapies effectiveness
- Y Combinator company that has raised over $1.3 million USD in funding
- Presales with a value of $1.4 million USD
- By 2023 this market will reach a valuation of 28.3 billion USD
- Delee has a fully functional precommercial technology
- The technology is being successfully tested for prostate cancer

Problem


1 in 5 men & 1 in 6 women
will develop cancer

According to the WHO, in 2018, the global cancer burden increased to 18.1 million new cases, causing 9.6 million deaths. Despite the many advances in the matter of treatments, it is estimated that **in 2040, cancer cases will increase to 29.5 million, and approximately 16.3 million will die because of it**. One of the main reasons **cancer has such a high mortality rate is due to the current lack of clinical tests** with sufficient sensitivity and specificity to **enable a timely diagnosis** of this disease. In addition, **the scarcity of technological resources to provide effective monitoring of the treatments applied, significantly reduces the patients' chances of survival**. The isolation of circulating tumor cells from the blood is a novel alternative to address these issues.

Finding the needle in the hay stack

For most types of cancer, when a person develops a tumor, even if it hasn't spread yet, it releases malignant cells into the bloodstream, known as circulating tumor cells or CTCs, which play a key role in establishing metastasis in other organs.



In the past few years, it has been demonstrated that **CTCs can be isolated from blood**, facilitating their enumeration and analysis. **This could enable early cancer diagnosis and allow the proper monitoring of the therapies' effectiveness when being administered to the patient**. However, the isolation of these malignant cells from blood represents a major technological challenge due to their rareness. You can find ~37.5 billion cells in 7 ml of blood but, in a cancer patient, only 1 to 50 of those would be tumor cells; this is equivalent to identifying just a couple of people within the population of 5 Earths.



Even though there are cell sorting methods such as flow cytometry, density gradient centrifugation, among others, **they do not have sufficient sensitivity and specificity to isolate CTCs**. To be able to detect these rare cells, **current methods would have to be ~100X more sensitive**.

Solution

CytoCatch: detecting circulating tumor cells

At Delee we have created the CytoCatch™, a device that with a simple blood extraction starts a rapid process to **successfully isolate circulating tumor cells**.

Unlike other tests, **CytoCatch™ possesses the required sensitivity and specificity** to analyze the CTCs genetic features, as well as predictive and therapeutic markers expressed on them. **Facilitating the early detection of cancer and enabling the personalization and optimization of each patient's treatment**. Because of this, patients and their families will be able to save time, reduce costs, prevent side effects of inefficient therapies, and more importantly, **increasing their odds of defeating cancer**.

CytoCatch™ has the sensitivity to detect
1 tumor cell out of 37.5 billion blood cells



Product

Able to diagnose and monitor treatment

Once blood samples have been previously extracted by conventional methods, **CytoCatch™ isolates the CTCs and automatically performs the necessary procedures to stain the captured cells with fluorescent antibodies**, in order to discriminate the tumor ones from the other cellular components of the blood. Later, **the integrated imaging system, which possesses artificial intelligence algorithms, analyzes the malignant cells**, based on their morphology and the expression of specific antigens.

Our device is capable to individually collect tumor cells by implementing micromanipulation techniques, **enabling to perform molecular analysis and assess the genetic characteristics of the CTCs**. Finally, a report with the results will be given to the physician.


1 Blood Sample
2 Isolation System
3 AI Analysis
4 Genetic Analysis
5 Results

Clinical applications

The **CytoCatch™ has the specificity and sensibility required to successfully isolate and analyze circulating tumor cells from blood**, deriving on the following clinical applications:


EARLY DETECTION
CTCs have the potential to be used as a biomarker for recurrence



Benefits

The early detection of cancer and the personalization of treatments for each patient can be translated into invaluable benefits for them and their families, the most important and the main reason for our work is to **increase their chances of defeating cancer and saving their lives.** Monitoring the effectiveness of cancer therapies could also **reduce the overall investment cost and the negative side effects** caused by drugs that would not be effective.




DEFEATING CANCER
PERSONALIZATION AND OPTIMIZATION OF CANCER THERAPIES
COST REDUCTION DUE TO INEFFECTIVE THERAPIES
PREVENTION OF SIDE EFFECTS CAUSED BY INEFFICIENT THERAPIES

For what types of cancer?

There is clinical evidence that supports CTCs as a powerful biomarker that can be used to early detect cancer and to monitor the effectiveness of the therapies that are being administered to patients with cancer, such as **prostate, breast, colorectal, lung, cervical, melanoma, ovarian, among others**. From the types mentioned above, the first four, alone, are responsible for more than a third of the defunctions occasioned by this disease.


COLORECTAL
BREAST
PROSTATE
LUNG



Traction

Presales with a value of $1.4 million USD

We've gotten great traction since our pre-commercial launch of the CytoCatch™ device. To date, **presales with a value of $1.4 million USD** in potential revenue **have been secured from research centers of various hospitals, to use our technology prior to FDA clearance**. In addition, we've received attention from major research institutions and industry partners, including Harvard University, Stanford University, TEC de Monterrey, UANL, among others.

Delee has partnered with Sheppard Mullin, one of the top multinational intellectual property firms, to develop a strong IP strategy that strengthens our business globally. **We've submitted both an international patent application PCT and provisional patent applications that encompasses hardware, software, biological protocols, applications, and data analysis methods.**





Our work has been published in top peer-reviewed journals, and has been presented in various international conferences. Recently, our research was awarded by the Fundació Puigvert, a highly renowned international institution in the urology field, as the best clinical work presented at the congress of the American Confederation of Urology, this validates the interest of the medical community in our technology.

Customers

A tool for researchers and pharma

Prior to FDA clearance, Delee plans to commercialize the CytoCatch™ as a research tool; being **pharmaceutical companies and research centers** our main customers. Once the technology obtains the FDA approval, it can be commercialized, as an in vitro diagnostic medical device, to **hospitals and laboratories.**

Business Model

Recurring revenue through consumable and reagent sales

Prior to FDA clearance, **the razor and blades business model** will be followed, obtaining recurrent revenue by selling the necessary reagents and consumables to perform each test. This model will be maintained after obtaining FDA approval for the commercialization of our technology.



Market

A $28.3B market by 2023

According to the report published by Market Research Future, in 2017, **the global market for circulating tumor cells** was valued at 9.39 billion USD, and it is estimated that by the end of 2023 it **will reach a valuation of 28.3 billion USD**. The increase in market valuation will be driven by the increment of the number of new cases and the expected mortality over time.

At Delee we are aiming to initially validate the CytoCatch™ in **prostate and breast cancer** and to further expand the validation to other types, such as **lung and colorectal cancer**. Because **these four types of cancer are responsible for 40% of the new cases worldwide**, triggering the deaths of 3.6 million people a year.



The circulating tumor cells market will reach a valuation of **28.3 billion USD** by the end of 2023.

Competition

The more effective way to capture CTCs

Most tests employed as auxiliaries for cancer diagnosis and therapies' monitoring measure tumor marker levels in blood, typically proteins like PSA, CA 125, and AFP for prostate, ovarian, and liver cancer, respectively. Nevertheless, those tests lack sufficient sensitivity and specificity, leading to an elevated number of false positive and negative results.

The isolation and analysis of CTCs is a relatively new practice, and physicians are starting to recognize all its potential benefits. Most CTCs technologies, including the CellSearch® System, which is considered the gold standard, rely on the existence of specific proteins on the cell membrane to capture CTCs. However, cancer cells are incredibly heterogeneous; when entering the bloodstream, they undergo a process in which the proteins used to capture CTCs are downregulated, limiting the capture of tumor cell subpopulations with diminished expression of these specific proteins, thereby losing valuable information. **Our technology changes the norm by isolating CTCs irrespective of the level of proteins expressed in their membranes, allowing us to capture cells that other technologies can't**.

Vision

Launching the CytoCatch in 2020


What's been done
2017
Q1 Development of an early-stage prototype of the CytoCatch™
Q4 $1.3 million USD raised in seed funding
2018
Q3 Development of a fully automated prototype of the CytoCatch™
Q4 Implementation of AI algorithms to automatically enumerate the tumoral cells captured from a blood sample
2019
Q1 Assessment of the CytoCatch™ prototype performance in a laboratory setting
Q3 Preliminary clinical validation of the CytoCatch™ prototype with blood samples from prostate cancer patients



Q4 Meeting with a consulting firm to establish a clear pathway and strategy looking for FDA clearance

What will be done

2020

Q3 Finishing the commercial version of the **CytoCatch™** device

Q4 Commercial launch of the **CytoCatch™** device as a research tool

Q3 Establishment of partnerships with different research groups that pre-validate the **CytoCatch™** device on prostate and breast cancer

2021

Q1 Series A fundraise

Q3 Clinical validation on prostate and breast cancer patients

2023

Q2 FDA Clearance and commercial launch of the **Cytocatch™** device as an in vitro diagnostic medical device



Investors

Delee is a Y-Combinator company

Delee has secured over **$1.3 million USD** in funding from Wall Street, Silicon Valley, and healthcare investors.

Founders



Liza Velarde
Chief Executive Officer (CEO)

  

   

Co-Founder, and acting Chief Executive Officer (CEO) at Delee Corp. Velarde is a Y Combinator alumna, and received a Bachelor of International Business degree, summa cum laude, from the Tecnológico de Monterrey. Throughout her career she has raised over $1.3 million USD through investments, government funds and multiple awards. At Delee, Velarde has been responsible for the development and execution of the company's strategic plans; while leading a multidisciplinary team that has created a technology successfully tested on patients with prostate cancer, for the isolation and analysis of Circulating Tumor Cells, with presales that exceed $1.4 million USD. Additionally, she has enabled the establishment of strong relations with top hospitals and research centers. Velarde's outstanding work has been highly regarded by international institutions such as Cartier Women's Initiative Awards and WeXchange (from the Inter-American Development Bank). On October 2019, she was acknowledged as one of the 50 most relevant people who are transforming Mexico, and was invited as a speaker on various international panels about cancer and entrepreneurship such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019. She also led and supervised the development of the Zen Fluidics™ scientific line, a group of products that enables researchers to develop their own microfluidic applications.



Juan Felipe Yee
Chief Operating Officer (COO)

  

Co-Founder, and acting Chief Operating Officer (COO) at Delee Corp., where he also actively participates in the development and execution of the company's strategic plans. Yee is a Y Combinator alumnus, and completed his B.Sc. in Biomedical Engineering and his M.Sc. in Electronic Engineering at the Tecnológico de Monterrey. He has spent over a decade working and collaborating in the development of various medical devices and biosensors such as a high intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis. Yee has collaborated with the Biomedical Engineering Group at Tecnológico de Monterrey in projects related to biomaterial and tissue engineering and the development of organ-on-chip systems. He is a co-creator of the CytoCatch™, a device that isolates and analyzes circulating tumor cells from blood samples, and the Zen Fluidics™ scientific line, which targets the microfluidics market.



Alejandro Abarca
Chief Technology Officer (CTO)

  

 

Co-Founder, and acting Chief Technology Officer (CTO) at Delee Corp., where he is responsible for the design and execution of Delee's strategic plans regarding R&D and product development. Abarca is a Physicist, and a Y Combinator, Singularity University, and a Royal Academy of Engineering LIF alumnus. He has over ten years of experience developing and producing medical devices and biosensors such as a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system based on fluorescence to study cellular properties. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties. He is a co-creator of the Zen Fluidics™ scientific line and the CytoCatch™ system, a device that isolates and analyzes circulating tumor cells from blood samples for the early diagnosis and monitoring of the efficiency of cancer therapies.

Directors



Joost Leeflang
Director

   



Over 20 years experience in succesfully driving top and bottom line growth for consumer and professional business in and across multiple geographies. He served as Senior VP and Global Head of Commerce responsible for Global Sales and Marketing for the Medical Imaging Bussiness of Phillips Healthcare. Prior to that, Joost had occupied several key positions in the Phillips Organization, including Senior VP and CEO of Philips Electronics Central and Eastern Europe, Senior VP and General Manager of Philips Lightning in Europe, Senior VP, CEO and General Manager of Philips Electronics RUC in the Healthcare & Consumer Lifestyle area, amongst others. He was the COCIR President, the European Trade Association representing the medical imaging, health ICT, and electromedical industries. Joost completed an Executive Program in Strategy and Organization at the Stanford Business School and a Master in Business Economics at the University of Groningen.

Scientific and Medical Advisory Board

Mario Moisés Alvarez
Ph.D.

  

 



Director of the Biomedical Engineering Group at Tecnológico de Monterrey. Alvarez has been a Visiting Professor at the Harvard-MIT Health Sciences and Technology at BWH, Harvard Medical School, and a Visiting Professor at the Microsystems Technology Laboratories (MTL) at the Massachusetts Institute of Technology. His research interest is focused on the integration of bio-, micro-, and nanotechnologies into tissue, biomedical, and biopharmaceutical engineering applications. His current academic production is mainly focused on bioprinting, biomaterial and tissue engineering, development of organ-on-chip systems, point of care diagnostics, and biopharmaceutical engineering. Professor Alvarez completed an industrial postdoctoral stay at the Institute of Pharmaceutical Technology at Bristol-Myers Squibb Company, USA. He holds a Ph.D. in Chemical and Biochemical Engineering from Rutgers University, a M.Sc. in Chemical and Biochemical Engineering from Rutgers University, a M.Sc. in Chemical Engineering from Tecnológico de Monterrey, and a B.Sc. in Biochemical Engineering from Tecnológico de Monterrey. Alvarez has published 85+ papers in international journals. He has been granted with three US patents and twelve Mexican patents. Alvarez is a permanent member of the Mexican Academy of Sciences and a member of the National Research System, where he has been awarded with the highest ranking for Mexican researchers (SNI Level III).

David Mohler
M.D.



 Stanford University    Weill Cornell Medicine   UCLA

Memorial Sloan Kettering Cancer Center    HSS HOSPITAL FOR SPECIAL SURGERY

Orthopaedic Surgical Oncologist, Clinical Professor, and Chief of the Musculoskeletal Tumor Service Department of Orthopaedic Surgery and Sports Medicine from Stanford University Medical Center. Mohler received his B.Sc. from Stanford University and his M.D. from Cornell University Medical College. He completed an internship in General Surgery at UCLA, a residency in orthopedic surgery at the Hospital for Special Surgery, and a Metabolic Bone Disease/Bone Tumor fellowship at the Memorial Sloan-Kettering Cancer Center. With over three decades of experience in the field, he has authored and co-authored more than 35 papers in peer-reviewed journals, 5 book chapters, and collaborated in various research projects. Mohler is currently a member of several prestigious associations such as the Orthopaedic Research Society, the American Academy of Orthopaedic Surgeons, the Musculoskeletal Tumor Society, among others. He has an American Board of Orthopaedic Surgery certification and has been honored with awards like the Alpha Omega Alpha, The National Research Service Award and the Saul Halpern, MD Orthopaedic Educator Award.



Grissel Trujillo de Santiago
Ph.D.

 

  

Professor at the School of Engineering and Sciences at Tecnológico de Monterrey. She was trained as a Chemistry & Pharmacy Biologist at Universidad Autónoma de Nuevo León (summa cum laude); she obtained her M.Sc. degree in Biotechnology (summa cum laude) from Tecnológico de Monterrey; and she received her Ph.D. degree in Biotechnology from Tecnológico de Monterrey. Dr. Trujillo de Santiago conducted research in Material Sciences at the Università degli Studi di Napoli Federico II (Naples, Italy) during her Ph.D. program. She was a Postdoctoral Research Fellow at Dr. Khademhosseini's Lab in the Harvard-MIT Health Sciences and Technology Division for 2 years and the Microsystems Technology Laboratories at MIT, where she collaborated in several projects related to biomaterials engineering, bioprinting, tissue engineering, organ-on-chip systems, and point-of-care applications. She has published 30 papers in Indexed International Journals and one book chapter, has been awarded with a Mexican patent, and has more than thirty participations in International Conferences. She was a recipient of the For Women in Science Award from the L'Oreal-UNESCO-CONACyT-AMC foundation in 2019. Her main area of interest and expertise is the design and fabrication of biomaterials suitable for biomedical applications applications such as Tissue Engineering and organs-on-chip. Dr. Trujillo de Santiago research is currently focused on the development of novel platform-technologies based in chaos to produce 3D micro- and nanostructures in fluid biopolymers.

Lauro S. Gómez
M.D., Ph.D.

  

 



Urologist and Research Director of the Department of Urology at the University Hospital "Dr. José Eleuterio González". He has over 30 years of experience in the oncological, pediatric and male infertility fields, has authored and co-authored over 60 papers in peer-reviewed journals, and is a reviewer of various specialized medical journals. He is President of the School of Urologists of Nuevo León, a permanent member of the Mexican Academy of Surgery and the Mexican Society of Urology, and a member of the National Research System. Lauro completed his M.D. and specialty in urology at the Universidad Autónoma de Nuevo León, and received his subspecialty in pediatric urology, andrology and microsurgery from the Puigvert e Institut Dexeus Foundation of the Autonomous University of Barcelona and Necker Hospital of the Paris University.

Team

   Liza Velarde   Founder & CEO

	Juan Felipe Yee	Founder & COO
	Alejandro Abarca	Founder & CTO
	Joost Leeflang	Director
	Brenda Soto	Biotechnology Research Scientist
	Diana Aráiz	Biotechnology Research Scientist
	Rolando Delgado, Ph.D.	Biochemical Research Scientist
	Miguel Esparza, Ph.D.	Electronics Research Scientist
	Carlos Aguilar, Ph.D.	Artificial Intelligence Research Scientist
	Franco Chacón	Software & Firmware Engineer

	Jorge Zamora	Hardware & Electronics Engineer
	Mauricio González	Biomedical Engineer
	José Roberto Yee	Product & UI Engineer
	Karen Velarde	Marketing & Strategic Specialist
	Alitzel Trueba	Product Designer
	Marisol Abarca	Mechanical Design Engineer
	Mario Moisés Alvarez, Ph.D.	Scientific Advisor
	David Mohler, M.D.	Medical Advisor
	Grissel Trujillo, Ph.D.	Scientific Advisor

 Lauro Gómez, M.D., Ph.D.   Medical Advisor

Perks

$500	You'll have a special mention on our website as a distinguised investor. We'll send you 10 digital pictures of tumor cells captured from patients' blood.
$1,500	All of the above Thank You letter from a patient enrolled in our clinical trial.
$5,000	All of the above A USB personalized with the company logo and your name.
$10,000	All of the above Be immortalized on one of our commercial units where an engrabed QR code will include both, your name and picture.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Delee Corp.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Delee Corp., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

.

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Crowd SAFE; or (2) issue to the Investor a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which the CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving shares of the CF Shadow Series and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its

Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Major Investor with at least ten (10) business days prior written notice (the "**Notice**") of the First Equity Financing, including the price and terms thereof. Following such Notice, the Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's securities.

(k)   The Company shall provide Major Investors with Notice of the First Equity Financing consisting of any new equity securities, other than the Excluded Securities (as defined below) (the "**New Securities**"). The Notice shall include the price and terms of the New Securities. Major Investors shall have the right, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance), and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); *provided, however*, that the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms that are not more favorable than those stated in the Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Major Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

DELEE CORP.

_____
By:
Name: Liza Paola Velarde Calvillo
Title: Chief Executive Officer
Address: 1211 San Dario Avenue, Laredo, TX, US
Email: liza@delee.bio

INVESTOR:

_____
By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Delee Corp., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC d/b/a Republic (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

    b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                           LLC d/b/a Republic
Date   Date

EXHIBIT F

Video Transcript

Delee video transcript

Everybody knows that cancer is a public health problem worldwide, but what most of us ignore is that at any given point in their lives, one in every 5 men and one in every 6 women will develop cancer.

Only in the last year over 9.6 million people died because of cancer, and despite the many technological advances in the medical field, it is estimated that by 2040 the number of deaths will increase to approximately 16.3 million persons per year.

One of the main reasons this disease has such a high mortality rate is due to the lack of clinical tests, that could be recurrently performed, with sufficient sensitivity and specificity to enable an early diagnosis. Additionally, the scarcity of technological resources to provide the effective monitoring of the applied treatments, significantly reduces the patients' chances of survival. The isolation of circulating tumor cells, also known as CTCs, is a novel alternative that addresses these issues.

For most types of cancer, when a tumor arises, even if it hasn't spread yet, it releases CTCs into the bloodstream. As the cancer progresses it becomes invasive and the tumor starts shedding more and more cells into the vascular system, developing metastasis in other organs.

Being able to detect CTCs in the bloodstream can be extremely helpful for the diagnosis of cancer at early stages, and their analysis would enable the identification of their genetic characteristics. This would allow the monitoring of the diseases' evolution, significantly improving the understanding of each patient's cancer, and providing invaluable information for the personalization and optimization of their treatments.

However, this is not an easy task. The main problem relies on the rareness of CTCs in comparison to other cells in blood, 7 ml of blood contains approximately 35 billion cells, while the number of tumor cells that can be found in the same volume of blood from a cancer patient typically ranges between 1 and 50 cells, making their isolation extremely challenging.

At DELEE we are experts in creating scientific devices, our team is comprised of specialists in the fields of molecular biologý, electronics, artificial intelligence, oncology, design and manufacture; and together we've found a way to overcome these challenges.

We've created the CytoCatch, a device that is capable of isolating CTCs from patient blood samples, in a highly efficient way. It is an automated platform that was carefully designed to achieve the required levels of sensitivity and specificity to capture those rare cells. The CytoCatch is intuitive, easy to use and it can process the blood sample in a matter of minutes without human intervention.

Our device also integrates an imaging system with embedded ARTIFICIAL INTELLIGENCE algorithms that automatically counts the fluorescent events categorized as CTCs, this eliminates the subjective interpretation of operators and increases the reproducibility of analysis, while reducing the time needed to manually enumerate the CTCs captured. The CytoCatch allows the individual collection of tumor cells, enabling the performance of a molecular analysis to assess these cells genetic characteristics, in order to facilitate the early detection of cancer and the personalization of the patient's therapies.

Currently, the functional prototype of the CytoCatch is being successfully tested on prostate cancer, however this is just the beginning, we are aiming to broaden our research for testing with other types of cancer and developing a commercial version of our device.

At DELEE we are certain that our technology will revolutionize the way cancer is detected and treated. We are fully committed on the completion of CytoCatch, so in the near future it could be at everyone's reach to take a simple blood test as a routine check up, and if something is not right, the optimal measures could be taken, so the patients have a better chance of defeating this terrible disease.

At DELEE we are certain that our technology will revolutionize the way cancer is detected and treated. We are fully committed on the completion of CytoCatch, so in the near future it could be at everyone's reach to take a simple blood test as a routine check up and, if needed, the optimal measures could be taken, in order for the patients to have a better chance of defeating this terrible disease.

Cancer survival is a matter of time, is a matter of precision, is a matter of all.

Join us and become part of the solution.